Exhibit 3.7

INTELSAT OPERATIONS S.A.

Société anonyme

4, rue Albert Borsehette

L-1246 Luxembourg

R.C.S. Luxembourg B 156669

La Société a été constituée le 12 novembre 2010 suivant acte reçu de Maître Joseph Gloden, notaire de résidence à Grevenmacher (Luxembourg), publié au Mémorial C, Recueil des Sociétés et Associations, numéro 2634 du 02 décembre 2010.

MODIFICATION

Date	Notaire	Publication	Memorial C
14.01.2010	Me Joseph Gloden	no	du

STATUTS COORDONNES

PART I.	FORM, DENOMINATION, DURATION, REGISTERED OFFICE

Article 1.	Form, Name

There exists among the shareholders and all those who may become owners of the Shares hereafter a Company in the form of a société anonyme, under the name of Intelsat Operations S.A. (the “Company”).

Article 2.	Duration

The Company is established for an undetermined duration. The Company may be dissolved at any time by a resolution of the Shareholders adopted in the manner required for amendment of these Articles of Incorporation.

Article 3.	Registered office

3.1 The Company has its registered office in the City of Luxembourg, Grand-Duchy of Luxembourg. It may be transferred to any other place in the Grand Duchy of Luxembourg by means of a resolution of a General Meeting deliberating in the manner provided for amendments to the Articles.

3.2 The address of the registered office may be transferred within the municipality by decision of the Board of Directors.

3.3 The Company may have offices and branches, both in Luxembourg and abroad.

3.4 In the event that the Board of Directors determines that extraordinary political, economic or social developments have occurred or are imminent that would interfere with the normal activities of the Company at its registered office, or with the ease of communication between such office and persons abroad, the registered office may be temporarily transferred abroad until the complete cessation of these abnormal circumstances; such temporary measures shall have no effect on the nationality of the Company which, notwithstanding the temporary transfer of its registered office, will remain a Luxembourg company. Such temporary measures will be taken and notified to any interested parties by the Board of Directors.

PART II.	PURPOSE, OBJECT

Article 4.	Purpose, Object

4.1 The object of the Company is the holding of participations, in any form whatsoever, in Luxembourg and foreign companies, or other entities or enterprises, the acquisition by purchase, subscription, or in any other manner as well as the transfer by sale, exchange or otherwise of stock, bonds, debentures, notes and other securities or rights of any kind including interests in partnerships, and the holding, acquisition, disposal, investment in any manner (in), development, licensing or sub licensing of, any patents or other intellectual property rights of any nature or origin as well as the ownership, administration, development and management of its portfolio. The Company may carry out its business through branches in Luxembourg or abroad.

4.2 The Company may further conduct or be involved in any way, directly or indirectly, in any satellite telecommunications related business, including without limitation the owning and/or operation of satellites, teleports, any ground assets, and any related or connected activity.

4.3 The Company may borrow in any four and proceed to the issue by private or public of bonds, convertible bonds and debentures or any other securities or instruments it deems fit.

4.4 In a general fashion it may grant assistance (by way of loans, advances, guarantees or securities or otherwise) to companies or other enterprises in which the Company has an interest or which form part of the group of companies to which the Company belongs or any entity as the Company may deem fit (including up stream or cross stream), take any controlling, management, administrative and/or supervisory measures and carry out any operation which it may deem useful in the accomplishment and development of its purposes.

4.5 Finally, the Company can perform all commercial, technical and financial or other operations, connected directly or indirectly in all areas in order to facilitate the accomplishment of its purpose.

PART III.	SHARE CAPITAL – SHARES

Article 5.	Share capital

5.1 The Company has an issued share capital of five million USDollars (USD5,000,000) represented by a total of five million (5,000,000) fully paid Shares, each with a nominal value of one USDollar (USD1) with such rights and obligations as set forth in the present Articles,

5.2 The authorised un-issued share capital of the Company is set at four billion nine hundred ninety-five million fifty thousand USDollars (USD4,995,050,000) to be represented by four billion nine hundred ninety-five million fifty thousand (4,995,050,000) Shares, each with a nominal value of one USDollar (USD 1).

5.2.1 The authorized un-issued share capital (and any authorization granted to the Board of Directors in relation thereto) shall be valid from the date of incorporation until the fifth anniversary of the date of publication of the deed of incorporation of the Company in the Memorial.

5.2.2 The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, may from time to time issue Shares within the limits of the authorised un-issued share capital against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve without reserving any preferential subscription rights provided for by law to existing Shareholders. The General Meeting has authorised the Board of Directors to waive, suppress or limit any preferential subscription rights of Shareholders provided for by law to the extent the Board deems such waiver, suppression or limitation advisable for any issue or issues of Shares (including upon the conversion of Beneficiary Certificates) within the authorised un-issued share capital. Upon an issue of Shares within the authorised Share capital the Board shall have the present Articles amended accordingly.

5.3 The issued and/or authorized unissued capital of the Company may be increased or reduced one or several times by a resolution of the General Meeting adopted in compliance with the quorum and majority rules set by these Articles of Incorporation or, as the case may be, by law for any amendment of these Articles of Incorporation.

5.4 The Company may issue fractional Shares. The Board of Directors shall however be authorised at its discretion to provide for the payment of cash or the issuance of scrip in lieu of any fraction of a Share.

5.5 The Company or its subsidiaries may proceed to the purchase or repurchase of its own Shares and May hold Shares in treasury, each time within the limits laid down by law.

5.6 Any Share Reserve shall be freely distributable in accordance with the provision of these Articles.

Article 6.	Shares in registered form only

6.1 Shares of the Company are in registered form only.

6.2 A Share Register will be kept at the registered office of the Company, where it will be available for inspection by any Shareholder. Ownership of registered Shares will be established by inscription in the said Share Register.

6.3 The Shares are indivisible vis-à-vis the Company which will recognise only one holder per Share. In case a Share (in the case of fractions of Shares or otherwise) is held by more than one person, the persons claiming ownership of the Share will be required to name a single proxy to represent the Share vis-à-vis the Company. The Company has the right to suspend the exercise of all rights attached to such Share until one person has been so appointed. The same rule shall apply in the case of a conflict between an usufructuary and a bare owner or between a pledgor and a pledgee.

6.4 The Company may consider the person in whose name the Shares are registered in the Share Register as the full owner of such Shares. The Company shall be completely free from any responsibility in dealing with such Shares towards third parties and shall be justified in considering any right, interest or claims of such third parties in or upon such registered shares to be non-existent, subject, however, to any right which such third party might have to demand the registration or change in registration of Shares. In the event that a holder of Shares does not provide an address to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the Share Register and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder. The holder may, at any time, change his address as entered in the Share Register by means of written notification to the Company.

6.5 All communications and notices to be given to a registered Shareholder shall be deemed validly made to the latest address communicated by the Shareholder to the Company.

6.6 Upon the written request of a Shareholder, registered nominative Share certificate(s) recording the entry of such Shareholder in Share Register may be issued in such denominations as the Board of Directors shall prescribe. The certificates so issued shall be in such form and shall bear such legends and such numbers of identification as shall be determined by the Board of Directors. Such certificates shall be signed manually or by facsimile by two Board Members. Lost, stolen or mutilated certificates will be replaced by the Company upon such evidence, undertakings and indemnities as may be deemed satisfactory to the Company, provided that mutilated Share certificates shall be delivered before new certificates are remitted.

Article 7.	Voting Rights Shares

7.1 Subject as set forth in the present Articles, each Share shall be entitled to one vote at all General Meetings.

Article 8.	Transfer of Shares

8.1 A transfer of registered Shares made in accordance with the provisions of the present Articles shall be carried out by means of a declaration of transfer entered in the Share Register, dated and signed by the transferor and the transferee or by their duly authorised representatives. The Company may accept and enter in the relevant register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee satisfactory to the Company.

PART IV.	BENEFICIARY CERTIFICATES

Article 9.	Beneficiary Certificates

9.1 In addition to the share capital, a special reserve (the “BC Reserve”) has been created and up to five hundred million (500,000,000) Beneficiary Certificates, not forming part of the share capital of the Company have been authorised for issue (the “Authorised BCs”). An amount of one billion nine hundred and thirty-four million three hundred and fifty-eight thousand USDollars (USD1,934,358,000) has been transferred to the BC Reserve and the Company has, in addition to its issued share capital and Shares, issued one million one hundred and twenty-five thousand fifty-seven (1,125,057) Beneficiary Certificates (included in the Authorised BCs above), not forming part of the share capital of the Company.

The Board of Directors, or any delegate(s) duly appointed by the Board of Directors, has been authorised and may from time to time issue the Authorised BCs and make allocations to the BC Reserve in relation therewith against contributions in cash, contributions in kind or by way of incorporation of available reserves at such times and on such terms and conditions, including the issue price, as the Board of Directors or its delegate(s) may in its or their discretion resolve without reserving any preferential subscription rights to existing shareholders or BC Holders.

9.2 The Company may issue fractional Beneficial Certificates.

9.3 The Company or its subsidiaries may proceed to the purchase or repurchase of its own Beneficiary Certificates and may hold Beneficiary Certificates in treasury.

Article 10.	Conversion of Beneficiary Certificates

10.1 Subject to article 10.1.2, Beneficiary Certificates shall be convertible into Shares at the Conversion Ratio upon a Trigger Event.

10.1.1 A Trigger Event shall be constituted by a two (2) business days prior written request of the holder thereof or such period of time as may be agreed between the relevant BC Holder and the Company (a “Trigger Event”), always subject however to article 10.1.2.

10.1.2 Beneficiary Certificates shall not be convertible into Shares, and no conversion may occur (no BC Holder shall be entitled to request the conversion) if the Company has provided a guarantee, or security interest of any kind or granted a loan (the “Assistance”), in relation with or for the subscription and/or funding (directly or indirectly) of such Beneficiary Certificates. The relevant Beneficiary Certificates shall not be convertible into Shares for as long as (and to the extent) such Assistance is outstanding or in effect (and in case of a loan, not repaid). If such Assistance is enforced

(or in case of a loan, not repaid, or is waived or impaired) the relevant Beneficiary Certificates shall not become convertible (pro rata). For the avoidance of doubt it is specified that the relevant amount of the BC Reserve relating to the Beneficiary Certificates concerned may, to the extent available, be used to reduce in the accounts of the Company the loss created by the enforcement (or in case of a loan, non-repayment, waiver or impairment) of such Assistance.

10.2 Upon the Trigger Event, the relevant number of Beneficiary Certificates issued and outstanding (as requested by the holder thereof) shall be converted into the number of Shares of the Company resulting from the application of the Conversion Ratio without any payment by the BC Holder provided that if the Company (or a subsidiary of the Company) holds Shares in treasury the Company may choose, in lieu of conversion, to satisfy all or part of its conversion obligation by exchanging all or part of the Shares held in treasury against Beneficiary Certificates (which shall then be cancelled) as determined pursuant to the Conversion Ratio.

10.3 The Conversion Ratio shall be determined at the time of conversion (or as the case may be exchange) pursuant to the following formula:

X = IR * DR * PR whereby,

X = the number of shares into which one (1) Beneficiary Certificate shall be converted;

IR = initial ratio of OSCapital to BCR;

DR = adjustment ratio for unequal dividend distributions calculated as follows: DR = (OS / (1-((S(UPBCDP) + BCReserve) / TotEquity)) – OS) / BCN;

OS = number of Shares outstanding as of the conversion date;

OSP = number of Shares outstanding as of the end of the applicable UPBCD period;

BCN = number of Beneficiary Certificates outstanding as of the conversion date;

BCNP = number of Beneficiary Certificates outstanding as of the end of the applicable UPBCD period;

PR = until such time a BC has been in issue for a full calendar month, 100% and thereafter 102%M

M = number of full calendar months the Beneficiary Certificates have been outstanding divided by 12;

OSCapital = the sum of issued share capital and share premium divided by OS;

BCR = beneficiary certificate reserve divided by BCN;

UPBCDP [Unpaid Beneficiary Certificate Distributions] = (TotDistP /TotShsP) * BCNP – BCDistP for any period of time, (P), during which TotShsP remains constant;

∑(UPBCDP) = the sum of the UPBCD for each P period;

OSEquity = the sum of issued share capital and share premium as of the conversion date;

BCReserve = amount of the BC Reserve as of the conversion date;

TotEquity = the sum of OSEquity and BCReserve;

OSDistP = total distributions paid on Shares during the applicable UPBCD Period;

BCDistP = total distributions paid on Beneficiary Certificates during the applicable UPBCD Period;

TotDistP = the sum of OSDistP and BCDistP during the applicable UPBCD Period;

TotShsP = the sum of OSP and BCNP as of the end of the applicable UPBCD period;

P = each UPBCD period in the conversion calculation, namely a period during which TotShsP remains constant.

10.4 The Company shall maintain sufficient authorised non issued Share capital and/or hold a sufficient number of Shares in treasury to satisfy its conversion obligation or provide for such other means to satisfy its conversion obligation.

10.5 Upon conversion of Beneficiary Certificates into shares, an amount equal to the nominal value of the Shares resulting from the application of the conversion formula shall be debited from the BC Reserve and credited to the issued share capital account and the balance of the accounting par of the Beneficiary Certificates so converted shall be debited from the BC Reserve and credited to the Share Reserve.

10.6 In case of a conversion (or exchange as the case may be) due inscription thereof shall be made in the Share Register and in the BC Register.

10.7 Upon any conversion (or exchange as the case may be) pursuant to the provisions above, the Articles of Incorporation of the Company shall be amended to reflect the number of Shares and of Beneficiary Certificates in issue thereafter and as the case may be, the increase of the issued Share capital and in the case all Beneficiary Certificates have been converted (or as the case may be exchanged and cancelled), all references thereto in the Articles are to be deleted. The Board of Directors or its delegate(s) are authorised and shall record any such amendments before notary public in Luxembourg and proceed to such formalities as may be required or appropriate.

Article 11.	Beneficiary Certificates in registered form only

11.1 Beneficiary Certificates of the Company are in registered form only.

11.2 A BC Register will be kept at the registered office of the Company, where it will be available for inspection by any BC Holder. Ownership of registered Beneficiary Certificates will be established by inscription in the said BC Register.

11.3 The Beneficiary Certificates are indivisible vis-à-vis the Company which will recognise only one holder per Beneficiary Certificates. In case a Beneficiary Certificate is held by more than one person (by way of fractions or otherwise), the persons claiming ownership of the Beneficiary Certificate will be required to name a single proxy to represent the Beneficiary Certificate vis-à-vis the Company. The Company has the right to suspend the exercise of all rights attached to such Beneficiary Certificate until one person has been so appointed. The same rule shall apply in the case of a conflict between an usufructuary and a bare owner or between a pledgor and a pledgee.

11.4 The Company may consider the person in whose name the registered Beneficiary Certificates are registered in the BC Register as the full owner of such registered Beneficiary Certificates. The Company shall be completely free from any responsibility in dealing with such registered Beneficiary Certificates towards third parties and shall be justified in considering any right, interest or claims of such third parties in or upon such registered Beneficiary Certificates to be non-existent, subject, however, to any right which such third party might have to demand the registration or change in registration of registered Beneficiary Certificates. In the event that a BC Holder does not provide an address to which all notices or announcements from the Company may be sent, the Company may permit a notice to this effect to be entered into the BC Register and such holder’s address will be deemed to be at the registered office of the Company or such other address as may be so entered by the Company from time to time, until a different address shall be provided to the Company by such holder. The holder may, at any time, change his address as entered in the BC Register by means of written notification to the Company.

11.5 All communications and notices to be given to a registered Beneficiary Certificate holder shall be deemed validly made to the latest address communicated by the BC Holder to the Company.

11.6 Upon the written request of a BC Holder, a written confirmation as to the entry of such BC Holder in the BC Register holders may be issued. The confirmations so issued shall be in such form and shall bear such legends and such numbers of identification as shall be determined by the Board of Directors.

Article 12.	Voting Rights Beneficiary Certificates

12.1 Subject as set forth in the present Articles and in particular article 12.2, each Beneficiary Certificate shall be entitled to one vote at all General Meetings.

12.2 Beneficiary Certificates shall not be entitled to vote on any dividend distributions (regardless whether out of profits or Share Reserve) on Shares (but shall for the avoidance of doubt be entitled to be convened to, and participate in, any General Meeting which is to vote on resolutions in relation therewith).

Article 13.	Transfer of Beneficiary Certificates

13.1 A transfer of Beneficiary Certificates made in accordance with the provisions of the present Articles shall be carried out by means of a declaration of transfer entered in the BC Register, dated and signed by the transferor and the transferee or by their duly authorised representatives. The Company may accept and enter in the BC Register a transfer on the basis of correspondence or other documents recording the agreement between the transferor and the transferee satisfactory to the Company.

PART V.	OTHER SECURITIES

Article 14.	Other Securities in registered form

14.1.1 Securities (other than Shares which are covered by Article 6 and Beneficiary Certificates covered by 10.2) of the Company are in registered form only.

14.1.2 Where Securities are recorded in the register of the relevant Securities on behalf of one or more persons in the name of a securities settlement system or the operator of such a system or in the name of a professional securities depositary or any other depositary or trustee (such systems, professionals or other depositaries being referred to hereinafter as “Depositaries”) or of a sub-depositary designated by one or more Depositaries, the Company, subject to having received from the Depositary with whom those Securities are kept in account a certificate in proper form, will permit those persons to exercise the rights attaching to those Securities. The Board of Directors may determine the formal requirements with which such certificates must comply. Notwithstanding the foregoing, the Company may make any payments only to the Depositary or sub-depositary recorded in the register or in accordance with its instructions, and such payment will effect full discharge of the Company’s obligations.

PART VI.	MANAGEMENT OF THE COMPANY

Article 15.	Management of the Company – Board of Directors – Sole Director

15.1 The Company shall be managed by a Board of Directors which is vested with the broadest powers to manage the business of the Company and to authorise and/or perform all acts of disposal, management and administration falling within the purposes of the Company. In the event the Company has only one or two Shareholders, the Company may, at the option of the sole Shareholder or as the case may be the two sole Shareholders, be managed by one or two Directors as provided for by law and all provisions in the present Articles referring to the Board of Directors shall be deemed to refer to the sole Director or the two Directors (mutatis mutandis) who shall have all such powers as provided for by law and as set forth in the present Articles with respect to the Board of Directors.

15.2 All powers not expressly reserved by the law or by the Articles of the Company to the General Meeting shall be within the competence of the Board of Directors.

15.3 Except as otherwise provided herein or by law, the Board of Directors of the Company is authorised to take such action (by resolution or otherwise) and to adopt such provisions as shall be necessary, appropriate, convenient or deemed fit to implement the purpose of the Company.

Article 16.	Composition of the Board of Directors

16.1 The Company shall be managed by a Board of Directors composed of no less than three (3) Directors (unless otherwise provided herein) who may but do not need to be Shareholders or BC Holders of the Company.

16.2 The Directors are appointed by the General Meeting for a period not exceeding 6 years or until their successors are elected; provided however that any one or more of the Directors may be removed with or without cause (ad nutum) by the General Meeting by a simple majority vote of votes cast at a General Meeting. The Directors shall be eligible for re-election.

16.3 In the event of a vacancy in the office of a Director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining Directors may fill such vacancy and appoint a successor to act until the next General Meeting.

Article 17.	Chairman

17.1 The Board of Directors shall, to the extent required by law and otherwise may, appoint the chairman of the Board of Directors amongst its members. The chairman shall preside over all meetings of the Board of Directors and General Meetings including class meetings. In the absence of the chairman a chairman ad hoc elected by the Board, the General Meeting (or class meeting, as the case may be), shall chair the relevant meeting.

17.2 In case of a tie the chairman (or any other Board member) shall not have a casting vote.

Article 18.	Board Proceedings

18.1 The Board of Directors shall meet upon call by (or on behalf of) any Director.

18.2 Notice of any meeting of the Board of Directors must be given by letter, cable, telegram, telephone, facsimile transmission, telex or e-mail advice to each Director two (2) days before the meeting, except in the case of an emergency, in which event a twenty four (24) hours notice shall be sufficient. No convening notice shall be required for meetings held pursuant to a schedule previously approved by the Board and communicated to all Board members. A meeting of the Board may also be validly held without convening notice to the extent the Directors present or represented do not object and those Directors not present or represented have waived the convening notice in writing, by fax or email.

18.3 Meetings of the Board of Directors may be held physically or, in all circumstances, by way of conference call (or similar means of communication which permit the participants to communicate with each other).

18.4 Any Director may act at any meeting of the Board of Directors by appointing in writing by letter or by cable, telegram, facsimile transmission or e-mail another Director as his proxy.

18.5 The duly convened meeting of the Board of Directors shall be duly constituted and validly deliberate if at least a majority of all Directors in office (and able to vote) is present or represent. Resolutions put to the vote shall be passed only if approved by a majority of affirmative votes of the Directors present or represented.

18.6 Meetings of the Board of Directors may be validly held at any time and in all circumstances by means of telephonic conference call, videoconference or any other means, which allow the identification of the relevant Director. A Director attending in such manner shall be deemed present at the meeting for as long as he is connected,

18.7 The Board of Directors may also in all circumstances with unanimous consent pass resolutions by circular means and written resolutions signed by all members of the Board will be as valid and effective as if passed at a meeting duly convened and held. Such signatures may appear on a single document or multiple copies of an identical resolution and may be evidenced by letters, cables, facsimile transmission, or e-mail.

18.8 The minutes of any meeting of the Board of Directors (or copies or extracts of such minutes which may be produced in judicial proceedings or otherwise) shall be signed by the chairman of the Board, the chairman of the relevant meeting or by any two (2) Directors or as resolved at the relevant Board meeting or a subsequent Board meeting.

Article 19.	Delegation of power, committees, secretary

19.1 The Board may delegate the daily management of the business of the Company, as well as the power to represent the Company in its day to day business, to individual Directors or other officers or agents of the Company (with power to sub-

delegate). In addition the Board of Directors may delegate the daily management of the business of the Company, as well as the power to represent the Company in its day to day business to an executive committee as it deems fit. The Board of Directors shall determine the conditions of appointment and dismissal as well as the remuneration and powers of any person or persons or committee so appointed.

19.2 The Board of Directors may (but shall not be obliged to) establish one or more committees (including an audit committee and a compensation committee) and for which it shall, if one or more of such committees are set up, appoint the members (who may be but do not need to be Board members), determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable thereto.

19.3 The Board of Directors may appoint a secretary of the Company who may but does not need to be a member of the Board of Directors and determine his responsibilities, powers and authorities.

Article 20.	Binding Signature

The Company will be bound by the signature of any one (1) Director or by the sole or joint signatures of any persons to whom such signatory power shall have been delegated by the Board of Directors. For the avoidance of doubt, for acts regarding the daily management of the Company the Company will be bound by the sole signature of the administrateur délégué (“Chief Executive Officer” or “CEO”) or any person or persons to whom such signatory power shall be delegated by the Board of Directors.

Article 21.	Board Indemnification

21.1 The Directors are not held personally liable for the indebtedness of the Company. As agents of the Company, they are responsible for the performance of their duties.

21.2 Subject to the exceptions and limitations listed in article 21.3, every person who is, or has been, a Director or officer of the Company shall be indemnified by the Company to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding which he becomes involved as a party or otherwise by virtue of his being or having been such Director or officer and against amounts paid or incurred by him in the settlement thereof. The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or otherwise including appeals) actual or threatened and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgements, amounts paid in settlement and other liabilities.

21.3 No indemnification shall be provided to any Director or officer:

21.3.1 Against any liability to the Company, its Shareholders or BC Holders by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

21.3.2 With respect to any matter as to which he shall have been finally adjudicated to have acted in bad faith and not in the interest of the Company; or

21.3.3 In the event of a settlement, unless the settlement has been approved by a court of competent jurisdiction or by the Board of Directors.

21.4 The right of indemnification herein provided shall be severable, shall not affect any other rights to which any Director or officer may now or hereafter be entitled, shall continue as to a person who has ceased to be such Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which corporate personnel, including directors and officers, may be entitled by contract or otherwise under law.

21.5 Expenses in connection with the preparation and representation of a defence of any claim, action, suit or proceeding of the character described in this Article shall be advanced by the Company prior to final disposition thereof upon receipt of any undertaking by or on behalf of the officer or director, to repay such amount if it is ultimately determined that he is not entitled to indemnification under this article.

Article 22.	Conflicts of Interest

22.1 No contract or other transaction between the Company and any other company or firm shall be affected or invalidated by the fact that any one or more of the Directors or officers of the Company is interested in, or is a director, associate, officer, agent, adviser or employee of such other company or firm. Any Director or officer who serves as a director, officer or employee or otherwise of any company or firm with which the Company shall contract or otherwise engage in business shall not, by reason of such affiliation with such other company or firm only, be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

22.2 In the case of a personal conflict of interest of a Director, such Director shall indicate such conflict of interest to the Board and shall not deliberate or vote on the relevant matter to the extent provided for by law. Any conflict of interest arising at Board level shall be reported to the next General Meeting before any resolution as and to the extent required by law.

PART VII.	GENERAL MEETINGS

Article 23.	General Meetings – Annual General Meeting

23.1 Any regularly constituted General Meeting of the Company shall represent the entire body of Shareholders and of BC Holders of the Company. It shall have the broadest powers to order, carry out or ratify acts relating to the operations of the Company.

23.2 The annual General Meeting shall be held, in accordance with Luxembourg law, at the registered office of the Company, or at such other place in Luxembourg as may be specified in the notice of meeting on the last Friday of June of each year at 20:00 (local time) (or such other day as permitted by applicable law). If such day is a legal holiday, the annual General Meeting shall be held on the next following normal business day.

23.3 Other General Meetings may be held at such place and time as may be specified in the respective notices of meeting.

23.4 Notice of all General Meetings shall be given to each Shareholder and to each BC Holders either by registered mail at least eight (8) days before the General Meeting or by such publications as set forth in applicable law. If all of the Shareholders and all BC Holders are present or represented at a General Meeting, the General Meeting may be held without prior notice or publication.

23.5 Any Shareholder and any BC Holder may act at any General Meeting by appointing another person as his proxy in writing or by fax or by cable or telegram or telex or pdf via email.

23.6 Except as otherwise provided for herein or as required by law, resolutions at a duly constituted General Meeting will be passed by (i) a simple majority of the votes attaching to Shares cast and (ii) (subject to article 12.2) a simple majority of the votes attaching to Beneficiary Certificates cast.

23.7 The Board of Directors, acting reasonably, may determine all other conditions that must be fulfilled by Shareholders and/or BC Holders for them to take part in any General Meeting.

23.8 General Meetings shall be presided over by the chairman of the Board of Directors, or, in his absence, by any other person designated by the General Meeting.

23.9 The Board of Directors may decide to allow the casting of votes in writing. In such case Shareholders and BC Holders may cast their vote by mail, by means of a form which shall contain at least the following mentions:

23.9.1 the date, time and place of the General Meeting,

23.9.2 the name, address and other appropriate particulars of the Shareholder or BC Holder,

23.9.3 the number of Shares held by the Shareholder and the number of Beneficiary Certificates held by the BC Holder, respectively,

23.9.4 the agenda,

23.9.5 the text of the proposed resolutions,

23.9.6 the possibility to express a positive or negative vote or an abstention;

23.9.7 the possibility to give power to vote on any new resolution or amendments to the proposed resolutions tabled at the General Meeting or announced by the Company after remittance of the voting form. Voting forms need to be remitted to the Company or its agent, no later than two (2) business day preceding the date of the relevant General Meeting, unless the Company sets a shorter time limit. Duly completed and executed voting forms received as aforesaid shall be taken into account for the calculation of the quorum at such General Meeting. Incomplete voting forms or voting forms received after the relevant time limit set by the Company shall not be taken into account.

23.10 Complying with the requirements of the law, once the Board of Directors has ratified that appropriate robust and tested technology and the related means for the casting of votes are available, the Board of Directors may allow participation of Shareholders and BC Holders in the General Meeting by way of video conference or by way of other telecommunication means permitting their due identification. Any Shareholder or BC Holder who participates in such a way to a General Meeting of the Company shall be deemed to be present at such General Meeting for the purpose of determining the quorum and shall be entitled to vote on matters considered at such General Meeting. In case of interruption of transmissions or any other technical malfunctions having the same effect, the chairman may suspend the General Meeting. If such interruption can not be cured within one (1) hour of the suspension, the General Meeting may validly resume and deliberate on all outstanding items of the agenda notwithstanding such interruption provided that those Shareholders or BC Holders no longer participating shall no longer be counted in the quorum,

23.11 The provisions applying to General Meetings shall apply mutatis mutandis to class meetings if any).

23.12 In case the Company has only one holder of Shares and Beneficiary Certificates, such sole holder shall have all powers of the General Meeting. Resolutions of the sole holder are recorded in writing.

23.13 Holders of notes or bonds issued by the Company shall not, unless compulsorily otherwise provided for by law, be entitled to assist or attend General Meetings.

PART VI.	AMENDMENT OF ARTICLES

Article	24. Amendments of Articles

The Articles of Incorporation may be amended from time to time by a resolution of the General Meeting to the quorum and voting requirements provided by the laws of Luxembourg provided that the relevant quorum and majority requirements shall apply to Shares and Shareholders and to Beneficiary Certificates and BC Holders respectively.

PART IX.	ACCOUNTING YEAR, AUDIT,

Article 25.	Accounting Year

The accounting year of the Company shall begin on first of January and shall terminate on thirty-first of December of each year.

Article 26.	Auditor

The operations of the Company shall be supervised by a supervisory auditor who need not be a shareholder. The supervisory auditor shall be elected by the General Meeting for a period ending at the date of the next annual General Meeting. The supervisory auditor in office may be removed at any time by the General Meeting with or without cause. In the case the thresholds set by law as to the appointment of an independent auditor are met, the accounts of the Company shall be supervised by an approved statutory auditor (réviseur d’entreprises agrée).

PART X.	ALLOCATION

Article 27.	Allocation of Profits

27.1 From the annual net profits of the Company, five per cent (5%) shall be allocated to a non distributable reserve as required by law. This allocation shall cease to be required as soon as and as long as such reserve amounts to ten per cent (10%) of the issued share capital of the Company.

27.2 The General Meeting shall determine how the annual results of the Company will be disposed of in accordance with the provisions of the present Articles. The General Meeting may resolve to distribute any distributable net profits, Share Reserve, other reserves and/or premium or to allocate them to any reserve it deems fit (subject to the BC Reserve being reserved to the Beneficiary Certificates).

PART XI.	DISTRIBUTIONS, WINDING UP

Article 28.	Distributions of dividends on Shares

28.1 The General Meeting may resolve to distribute any distributable net profits, Share Reserve or other reserves and/or premium (if any) as dividends on Shares (subject to the BC Reserve being reserved to the Beneficiary Certificates).

28.2 Interim dividends on Shares may be declared and paid by the Board of Directors subject to observing the terms and conditions provided by law either by way of a cash dividend or by way of an in kind dividend (including by way of Shares).

28.3 Any distribution declared may be paid in United States Dollars or any other currency selected by the Board of Directors and may be paid at such places and times as may be determined by the Board of Directors (subject to the resolutions of the General Meeting). The Board of Directors may make a final determination of the rate of exchange applicable to translate distributions funds into the currency of their payment. Distributions may be made in specie (including by way of Shares).

28.4 A distribution declared but not paid (and not claimed) after five years cannot thereafter be claimed by the relevant holder and shall be forfeited by the holder, and revert to the Company. No interest will be paid on distributions declared and unclaimed which are held by the Company on behalf of holders.

28.5 Distributions on Shares may be declared and paid independently from any distributions made on Beneficiary Certificates and shall not entitle Beneficiary Certificates to any pro rata distributions or other right (without prejudice to the Conversion Ratio).

Article 29.	Distributions on Beneficiary Certificates

29.1 Beneficiary Certificates shall be entitled to such distributions as may be resolved upon by the General Meeting out of any distributable net profits, reserves and/or premium or out of the BC Reserve. Interim distributions on Beneficiary Certificates may be declared and paid by the Board of Directors subject to observing the terms and conditions provided by law either in cash or in kind.

29.2 Any distribution declared may be paid in United States Dollars or any other currency selected by the Board of Directors and may be paid at such places and times as may be determined by the Board of Directors (subject to the resolutions of the General Meeting). The Board of Directors may make a final determination of the rate of exchange applicable to translate distributions funds into the currency of their payment. Distributions may be made in specie.

29.3 A distribution declared but not paid (and not claimed) after five years cannot thereafter be claimed by the relevant holder and shall be forfeited by the holder, and revert to the Company. No interest will be paid on distributions declared and unclaimed which are held by the Company on behalf of holders.

29.4 Distributions on Beneficiary Certificates may be declared and paid independently from any distributions made on Shares and shall not entitle Shares to any pro rata distributions or other right (without prejudice to the Conversion Ratio).

Article 30.	Winding up, Liquidation, Return of Capital

30.1 In the event of the dissolution of the Company for whatever reason or at whatever time, the liquidation will be performed by liquidators or by the Board of Directors then in office who will be endowed with the powers provided by articles 144 et seq. of the Luxembourg Company Law of the tenth of August, nineteen hundred and fifteen.

30.2 Once all debts, charges and liquidation expenses have been met, any resulting balance shall be paid to the holders of Shares and the holders of Beneficiary Certificates in accordance with the provisions set forth below.

30.3 The balance of the assets of the Company shall be applied ratably in respect of the Beneficiary Certificates and the Shares in proportion to the respective number of Beneficiary Certificates and Shares outstanding (subject to the Share Reserve being reserved to the Shares).

PART XII.	SOLE SHAREHOLDER, DEFINITIONS, APPLICABLE LAW

Article 31.	Sole Shareholder

If, and as long as one Shareholder holds all the Shares of the Company, the Company shall exist as a single Shareholder company pursuant to the provisions of Company Law (subject as the case may be to the provisions of the present Articles).

Article 32.	Definitions

Articles or Articles of Incorporation	Means the present articles of incorporation of the Company as amended from time to time

BC Holder	Means a holder of Beneficiary Certificates

BC Register	Means the register of Beneficiary Certificates and BC Holders

BC Reserve	Means the special reserve not part of the capital of the Company and reserved to the Beneficiary Certificates as referred to under Article 9

Beneficiary Certificates	Means the beneficiary certificates (parts bénéficiaires) of the Company

Board or Board of Directors	Means the Board of Directors (conseil d’administration) of the Company

Company Law	Means the law of 10th August 1915 on commercial companies as amended (and any replacement law thereof)

Conversion Ratio	Shall be the ratio determined pursuant to the formula set forth in article 10.3

Director	Means a member of the Board of Directors or as the case maybe, the sole Director of the Company

General Meeting	Means the general meeting of Shareholders and BC Holders

Share Register	Means the register of Shares and Shareholders

Share Reserve	Means any reserve, share premium, paid in surplus or other reserves, excluding for the avoidance of doubt the BC Reserve

Shareholder	Means a duly registered holder of Shares of the Company

Shares	Means the shares (actions) of the Company

Article 33.	Applicable law

For anything not dealt with in the present Articles of Incorporation, the Shareholders refer to the relevant legislation.